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           EXHIBIT 77M FOR RIVERSOURCE DIVERSIFIED INCOME SERIES, INC.

MERGER OF SELIGMAN CORE FIXED INCOME FUND INTO RIVERSOURCE DIVERSIFIED BOND FUND

On August 28, 2009, Seligman Core Fixed Income Fund (the Selling Fund), a series of Seligman Core Fixed Income Fund, Inc. merged into RiverSource Diversified Bond Fund (the Buying Fund), a series of RiverSource Diversified Income Series, Inc..

BOARD ACTION: Board members of the Selling Fund and Board Members of the Buying Fund, at a meeting held on June 2, 2009, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

SHAREHOLDER APPROVAL: The shareholders of the Selling Fund approved the Agreement between the Selling Fund and the Buying Fund at a special meeting of shareholders held on June 2, 2009.

TERMS OF THE REORGANIZATION: Under the Agreement, the Selling Fund transferred all of its assets attributable to Class A, Class B, Class C, Class R* and Class I* shares to the Buying Fund in exchange for Class A, Class B, Class C, Class R2 and Class R5 shares of the Buying Fund, respectively. Those shares were distributed proportionately to the shareholders of the Selling Fund. The Buying Fund assumed the liabilities of the Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. RiverSource Investments, LLC and its affiliates agreed to bear the costs of effecting the reorganization.

* Effective June 13, 2009, the Class R and Class I shares of the Selling Fund were redesignated as Class R2 and Class R5 shares, respectively.